SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 31, 2006

SMURFIT KAPPA FUNDING PLC

(formerly known JSG Funding plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 1, 2005, Smurfit Kappa Group Ltd., (formerly JSG Packaging Limited) and its subsidiaries (“JSG”) and Kappa Holding B.V. and its subsidiaries (“Kappa”) merged their respective operations. The merger resulted in the Smurfit Kappa Group (the “Group”) being audited by Ernst & Young (JSG’s independent registered public accounting firm) and PricewaterhouseCoopers (Kappa’s independent registered public accounting firm). In order to streamline the audit of the Group, following a request for proposal, the Board of Directors of the Group has approved the appointment of PricewaterhouseCoopers as the independent registered public accounting firm to the Group and accepted the resignation of Ernst and Young as independent registered public accounting firm to the Group. The change is effective as of May 31, 2006. As a result, PricewaterhouseCoopers will audit the consolidated financial statements of Smurfit Kappa Funding plc (the “Company”) for the fiscal year ending December 31, 2006.

Ernst & Young’s reports on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the past two fiscal years and through the date of this Form 6-K (the “Relevant Period”), there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Ernst & Young’s satisfaction, would have caused Ernst & Young to make reference to the subject matter of the disagreement(s) in connection with its reports on the Company’s consolidated financial statements for such years. During the Relevant Period, there were no reportable events as described in Item 304(a)(1)(v) (“Reportable Events”) of the Securities and Exchange Commission’s (the “Commission”) Regulation S-K.

During the Relevant Period, neither the Company nor anyone acting on its behalf consulted with PricewaterhouseCoopers regarding (i) the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or (ii) any matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMURFIT KAPPA FUNDING PLC

Date: May 31, 2006	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer